Exhibit 99.1

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual Meeting of Shareholders

and

Information Circular

May 10, 2005

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	i
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	ii
INFORMATION CIRCULAR	1
PART I — VOTING AND PROXIES	1
PART II — BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Re-Appointment and Remuneration of Auditors	6
Amendment of 2001 Incentive Stock Option Plan	7
Interest of Certain Persons in Matters to be Acted Upon	9
Interest of Informed Persons in Material Transactions	9
PART III — CORPORATE GOVERNANCE	9
Board of Directors	9
Board Committees	10
Statement of Corporate Governance Practices	11
PART IV — COMPENSATION	12
Director Compensation	12
Executive Compensation	13
Summary Compensation Table	13
Directors and Senior Executives Liability Insurance and Indemnity Agreements	17
Report on Executive Compensation	17
Indebtedness of Directors and Executive Officers	18
Voting Shares and Principal Holders Thereof	18
Performance Graph	19
PART V — OTHER INFORMATION	20
Securities Authorized For Issuance Under Equity Compensation Plans	20
Shareholder Proposals	23
Additional Information	23
Approval of Circular	23

May 10, 2005

Invitation to Shareholders

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual Meeting of shareholders. The meeting will be held at the Regency A Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, B.C., Canada on Monday, June 6, 2005 at 1:30 p.m. (Vancouver time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular. We would very much value your support on these proposals. I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the accompanying Information Circular. If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your shares to ensure that your shares get voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2004 performance and hear first-hand about our current activities and plans for the future. It will also provide you with an excellent opportunity to meet the Corporation’s directors and senior management and ask them your questions.

I hope that you will attend the Annual Meeting and I look forward to seeing you there.

Sincerely,

Robert W. Rieder

President and Chief Executive Officer
Cardiome Pharma Corp.

 i

CARDIOME PHARMA CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     TO THE SHAREHOLDERS:

     NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at the Regency A Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC, Canada, on Monday, June 6, 2005 at 1:30 p.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2004 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to re-appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

(4)	to consider and, if thought fit, pass with or without amendment, an ordinary resolution to ratify, confirm and approve certain amendments to the Corporation’s 2001 Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular; and

(5)	to transact such other business as may properly be brought before the Meeting.

     Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

     The directors of the Corporation have fixed the close of business on April 27, 2005 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

     Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally. To be effective, forms of proxy must be received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

     All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

     DATED at Vancouver, British Columbia, as of this 10th day of May, 2005.

By Order of the Board of Directors

(/s/ Robert W. Rieder)

Robert W. Rieder
President and Chief Executive Officer

ii

CARDIOME PHARMA CORP.

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

     Unless otherwise provided, the information herein is given as of May 10, 2005.

PART I — VOTING AND PROXIES

Solicitation of Proxies

     This Information Circular is furnished to the shareholders of the Corporation in connection with the solicitation of proxies for use at the annual meeting of the Corporation to be held at the Regency A Ballroom, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, BC, Canada, on Monday, June 6, 2005 at 1:30 p.m. (the “Meeting”) by management of the Corporation. The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation. The Corporation may also pay brokers or other persons holding common shares of the Corporation (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Corporation.

What will be voted on at the Meeting?

     Shareholders will be voting on those matters that are described in the accompanying Notice of Annual Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.

Who is entitled to vote?

     Only registered holders of Common Shares (“Registered Shareholders”) on April 27, 2005 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on April 27, 2005. As of April 27, 2005, there were 50,839,146 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights of the Corporation.

Can I vote Common Shares that I acquired after April 27, 2005?

     Unfortunately not. The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

     If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote in person at the Meeting or you can vote by proxy.

     Voting by Proxy

     If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “Revoking a Proxy” on page 3).

     Voting in Person

     Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Pacific Corporate Trust Company, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

     Many shareholders are in fact “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Corporation a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form. In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the shares directly at the Meeting.

     The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

     If you are a NOBO, included with these materials is a request for voting instructions from the Corporation or its agent.

     These securityholder materials are being sent to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

     If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person. If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions. Otherwise your shares will not be voted.

     If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax. If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

     Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive. Please register with the transfer agent, Pacific Corporate Trust Company, upon your arrival at the Meeting.

What is a Proxy?

     A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder. Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting. Use it or any other valid proxy form to appoint a proxyholder. The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

     If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares in their discretion.

     A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder. If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the shares beneficially owned by you.

Appointing a Proxyholder

     Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Pacific Corporate Trust Company within the time hereinafter specified for receipt of proxies.

     If you leave the space on the proxy form blank, either Robert W. Rieder or Mark C. Rogers, both of whom are named in the form, are appointed to act as your proxyholder. Dr. Rogers is the Chairman of the Board and Mr. Rieder is President and Chief Executive Officer of the Corporation.

     For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Pacific Corporate Trust Company, in the envelope provided or by fax to (604) 689-8144 and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my shares be voted if I give my Proxy?

     If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your shares accordingly.

     If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and Dr. Rogers or Mr. Rieder have been appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see “PART II – BUSINESS OF THE MEETING”. The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters which may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

Revoking a Proxy

     If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Pacific Corporate Trust Company, 625 Howe Street, 10th Floor, Vancouver, BC, Canada, V6C 3B8 or fax to (604) 689-8144, or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, BC V7Y 1K2, Attention: Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your shares in person at the Meeting.

     Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

     The cost of this solicitation of proxies is borne by the Corporation. It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation. In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation. In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities which may be incurred by them in performing their services. The Corporation may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

     The Corporation’s transfer agent, Pacific Corporate Trust Company, counts and tabulates the proxies. This is done independently of the Corporation to preserve confidentiality in the voting process. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

     If you have any inquiries, the transfer agent, Pacific Corporate Trust Company, can be contacted as follows:

Mail:	Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, British Columbia
V6C 3B8

Telephone:	(604) 689-9853

Fax:	(604) 689-8144

PART II — BUSINESS OF THE MEETING

Receive the Financial Statements

     The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2004 are in the Annual Report, which has been mailed to shareholders with the Notice of Annual Meeting of Shareholders and this Information Circular.

Election of Directors

     Under the Articles of Continuation of the Corporation, the number of directors of the Corporation is set at a minimum of three (3) and a maximum of twenty (20) and the directors are authorized to determine the actual number of directors to be elected from time to time. The Corporation currently has eight (8) directors. Mr. Kenneth Galbraith, who is currently a director of the Corporation, has decided for personal reasons, not to stand for re-election. In connection with recent regulatory and legal initiatives aimed at increasing effective corporate governance, the Board and the Corporate Governance Committee and Nomination Committee have determined that the Corporation should have fewer directors that are part of the Corporation’s management. Upon recommendation from the Nomination Committee, the Board of Directors has determined that the number of directors to be elected at the Meeting be fixed at six (6), and that for the time being, this number is appropriate and effective. Each director of the Corporation is elected annually and holds office until the next Annual Meeting of the Corporation unless he or she sooner ceases to hold office. The Corporation intends to nominate each of the persons listed below for re-election as a director of the Corporation. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

Number of
Common Shares
		Present Principal		Beneficially Owned,
Name, Province/State and	Position with	Occupation	Previous Service	Controlled or
Country of Residence(1)	the Corporation	or Employment(1)	as a Director	Directed(1)(2)
Mark C. Rogers, M.D., M.B.A.(3)(4) Florida, United States	Chairman of the Board and a Director	Principal, Bradmer Ventures	Director since March 8, 2002	Nil(5)

Robert W. Rieder, M.B.A. British Columbia, Canada	President, Chief Executive Officer and a Director	President and Chief Executive Officer	Director since April 21, 1997	243,800(6)

Jackie M. Clegg(7)(8) Washington, DC, United States	Director	Founder and Managing Partner, Clegg International Consultants, L.L.C. (September 2001 to the present); Vice Chair, Export – Import Bank of the United States (June 1997 to July 2001)	Director since September 2, 2004	Nil(9)

Fred H. Mermelstein, Ph.D.(4) New Jersey, United States	Director	Chief Executive Officer, Innovative Drug Delivery Systems, Inc.	Director since March 8, 2002	982,356(10)

Harold H. Shlevin(7)(8) Georgia, United States	Director	President and CEO, Solvay Pharmaceuticals, Inc. (July 2000 to the present)	Director since October 14, 2004	Nil(11)

Ralph Snyderman, M.D.(3)(4) North Carolina, United States	Director	Chancellor Emeritus, Duke University Medical Center and President and Chief Executive Officer, Duke University Health System	Director since March 11, 2002	Nil(12)

NOTES:

(1)	This information has been provided by the respective nominee as of May 10, 2005.

(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.

(3)	The Corporation has a Nomination Committee and Drs. Rogers, Mermelstein and Snyderman are members of such Committee.

(4)	The Corporation has a Compensation Committee and Drs. Rogers, Mermelstein and Snyderman are members of such Committee.

(5)	Dr. Rogers has options to purchase 152,500 Common Shares which are exercisable at various prices ranging from $3.00 to $6.70 per share, with a weighted average exercise price of $3.39. These options expire on various dates between May 16, 2007 and May 24, 2009.

(6)	Mr. Rieder also has options to purchase 885,000 Common Shares of which 765,000 are exercisable as of May 10, 2005. The exercise prices of Mr. Rieder’s outstanding options range from $3.00 to $7.24 per share, with a weighted average exercise price of $4.07. These options expire on various dates between March 17, 2006 and May 24, 2010.

(7)	The Corporation has an Audit Committee and Ms. Clegg, Dr. Shlevin and Mr. Kenneth Galbraith (who is currently a director) are members of such Committee. Subject to Dr. Mermelstein being elected as a Director of the Corporation at the Meeting, Dr. Mermelstein will be appointed as a member of the Audit Committee to replace Mr. Galbraith.

(8)	The Corporation has a Corporate Governance Committee and Ms. Clegg, Dr. Shlevin and Mr. Galbraith are members of such Committee. Subject to Dr. Rogers being elected as a Director of the Corporation at the Meeting, Dr. Rogers will be appointed as a member of the Corporate Governance Committee to replace Mr. Galbraith.

(9)	Ms. Clegg has options to purchase 50,000 Common Shares, which are exercisable at $6.29 per share with an expiry date of November 7, 2009.

(10)	51,271 of such shares are held by Dr. Mermelstein in trust for his daughter. Dr. Mermelstein also has options to purchase 77,500 Common Shares which are exercisable at various prices ranging from $3.00 to $6.70 per share, with a weighted average exercise price of $3.77. These options expire on various dates between May 16, 2007 and May 24, 2009.

(11)	Dr. Shlevin has options to purchase 50,000 Common Shares, which are exercisable at $6.29 per share with an expiry date of November 7, 2009.

(12)	Dr. Snyderman has options to purchase 102,500 Common Shares, which are exercisable at various prices from $3.00 to $6.70 per share, with a weighted average exercise price of $3.58. These options expire on various dates between May 16, 2007 and May 24, 2009.

     The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

     The Corporation, under the direction of the Nomination Committee, is in the process of attempting to identify a Canadian resident director with comparable qualifications as Mr. Galbraith, who currently serves as a member of each of the Audit Committee and the Corporate Governance Committee, for appointment to the Board. The Corporation anticipates completing this search process within the next few months. Following identification of an appropriate qualified candidate, the Corporation intends that, pursuant to the articles of the Corporation, a new director will be appointed by the directors subsequent to the Meeting to hold office until the close of the next annual meeting after the Meeting.

     As indicated in the notes above, subject to Drs. Mermelstein and Rogers being elected as directors of the Corporation at the Meeting, it is intended that Dr. Mermelstein will be appointed as a member of the Audit Committee and Dr. Rogers appointed as a member of the Corporate Governance Committee, to replace Mr. Galbraith. Following the appointment of the additional director, the memberships on the various Board Committees may be further revised.

Director Independence

     Five of the six directors who are standing for election to the Corporation’s Board have been determined by the Board to be independent in accordance with Nasdaq rules and the Canadian Securities Administrators’ Multilateral Instrument 52-110. Mr. Rieder is the President and Chief Executive Officer of the Corporation and is therefore not independent.

     Of the remaining five directors who are standing for election, the Board has determined that they have no relationship (material or otherwise) with the Corporation other than as directors and shareholders and are therefore independent.

Re-Appointment and Remuneration of Auditors

     The Corporation proposes that Ernst & Young LLP, Chartered Accountants of Vancouver, British Columbia, be re-appointed as auditors of the Corporation for the year ending December 31, 2005 and that the Audit Committee be authorized to fix their remuneration. Ernst & Young LLP have been the auditors of the Corporation and its predecessors since 1997. The Audit Committee monitors the relevant independence requirements of the auditors and determines if they are free from conflicts of interest that could impair their objectivity in conducting the Corporation’s audit. The Audit Committee is satisfied that Ernst & Young LLP meets these requirements as of the date of this Information Circular and recommends that Ernst & Young LLP be re-appointed. The resolution re-appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

     Principal Accountant Fees and Services

     The following table provides information about the fees billed to us for professional services rendered by Ernst & Young LLP, our principal accountant, during fiscal 2004 and 2003:

	December 31, 2004	December 31, 2003
Audit Fees(1)	79,835	273,300
Audit-Related Fees(2)	—	—
Tax Fees(3)	11,290	4,379
All Other Fees(4)	—	—

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

(2)	Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees”. These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees included tax compliance, tax planning, tax advice and various taxation matters.

(4)	There were no other services provided by our principal accountant, other than audit and tax services.

     Pre-Approval Policies

     Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2004 were pre-approved by the Audit Committee of the Corporation. It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the audit committee of the Corporation.

Amendment of 2001 Incentive Stock Option Plan

     The Corporation has a stock option plan that was approved by shareholders of the Corporation on May 28, 2001 and that was subsequently amended on May 27, 2002 and May 25, 2004 (which Plan, as amended, is herein referred to as the “2001 Incentive Stock Option Plan” or the “Plan”) under which the Board of Directors is authorized, at its discretion, to grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or its subsidiaries for the purpose of advancing the interests of the Corporation by providing eligible persons with additional incentive, encouraging stock ownership and increasing the proprietary interest of eligible persons in the success of the Corporation, encouraging eligible persons to remain with the Corporation or its subsidiaries and attracting new eligible persons. The Board of Directors believe that the 2001 Incentive Stock Option Plan is useful in helping the Corporation to attract and retain key people. Information regarding the Plan is set out on page 20 under “2001 Incentive Stock Option Plan.”

     The 2001 Incentive Stock Option Plan, as amended and restated pursuant to amendments approved by the shareholders of the Corporation in May 2004, specifies that the maximum number of Common Shares which may be reserved for issuance under the Plan is 6,000,000 Common Shares. Since the 2001 Incentive Stock Option Plan was amended in 2004, options to purchase an aggregate of 1,658,250 Common Shares have been granted under the Plan, in addition to options to acquire a total of 4,473,584 Common Shares carried forward prior to the amendment in May 2004. Of this aggregate number, options to acquire 865,516 Common Shares have been exercised and 276,250 forfeited as at May 9, 2005. As a result, as at May 9, 2005, options to purchase an aggregate of 4,990,068 Common Shares, representing approximately 8.91% of the issued and outstanding Common Shares on a fully diluted basis and 9.82% on a non-diluted basis, remain outstanding and unexercised under the 2001 Incentive Stock Option Plan. Unless shareholders of the Corporation approve amendments to replenish the maximum number of Common Shares that may be reserved for issuance or issued under the 2001 Incentive Stock Option Plan, only an additional 144,416 Common Shares, representing less than 0.50% of the issued and outstanding Common Shares on a non-diluted basis (and less than 0.50% on a fully diluted basis), are available for future grants as at May 9, 2005.

     At a meeting held on May 10, 2005 the Board of Directors approved amendments (the “ISOP Amendments”) to the 2001 Incentive Stock Option Plan. The ISOP Amendments include amendments to (i) replenish the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan, (ii) specify the maximum number of Common Shares issuable through “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, (iii) change the provisions of the Plan dealing with prescribed vesting to delete provision for a default vesting schedule and provide that options granted under the plan shall vest and be exercisable at such time or times and on such terms, conditions and limitations as may be determined by the Board of Directors (as discussed below, this amendment provides greater flexibility to the Board of Directors to determine vesting periods, particularly for certain employees whose current options automatically vest within one year of grant of such options unless otherwise determined by the Board), and (iv) revise the provisions of the Plan restricting the number of securities issued and issuable to insiders to reflect TSX requirements regarding entitlement of insiders to participate in votes to approve amendments of securities based compensation arrangements. In addition, the ISOP Amendments also include various housekeeping amendments recommended by the Corporation’s Canadian and U.S. legal counsel, including confirming the authority of the Board of Directors to construe and interpret the Plan and options granted thereunder and to adopt and establish sub-plans, procedures and guidelines in relation to the grant of options to participants outside Canada and clarifying that, if a participant dies while an Eligible Person, the legal representatives of the participant may exercise the participant’s option if the participant dies while the option was exercisable. The ISOP Amendments were unanimously approved by all of the Corporation’s directors, including all of the Corporation’s “unrelated” directors (within the meaning of that expression as used in the Toronto Stock Exchange guidelines relating to effective corporate governance).

     Pursuant to the ISOP Amendments it is proposed to provide that the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from and after the date of the Meeting will not exceed 5,750,000 Common Shares, representing approximately 10.27% of the currently issued and outstanding Common Shares on a fully diluted basis (or 11.31% on a non-diluted basis), including the 4,990,068 Common Shares reserved for issuance pursuant to options outstanding and unexercised as at May 9, 2005. As a result, 759,932 Common Shares will be available for future grants as at May 9, 2005 after giving effect to the ISOP

Amendments. This reflects a partial replenishment of the Common Shares available for issuance under the Plan, with the new maximum number being fixed at 5,750,000 Common Shares.

     As the Corporation grows, it needs to continue to attract and retain high-calibre directors, executives and employees, contractors and consultants. The Board of Directors considers that stock options are a competitive element in the Corporation’s compensation structure. The Board of Directors believes that the increased maximum number is desirable in order to permit the Corporation to continue to accomplish the purposes of the 2001 Incentive Stock Option Plan and to provide for future grants of options.

     Section 422 of the United States Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder, require that, in order for options to qualify for the United States income tax treatment applicable to “incentive stock options”, they must be awarded under a plan approved by the shareholders that specifically includes the maximum aggregate number of shares that may be issued under “incentive stock options.” In order to comply with this requirement, it is proposed, pursuant to the ISOP Amendments, to specify 2,875,000 as the maximum number of Common Shares issuable under “incentive stock options.”

     The 2001 Incentive Stock Option Plan, prior to the ISOP Amendments, specifies that if no other vesting schedule is prescribed by the Board of Directors at the time of grant (i) options granted to an officer, employee, consultant or contractor will vest annually, at the end of each 12 month period commencing from the date of grant, as to 20,000 Common Shares or 20% of the number of Common Shares which may be purchased under such option, whichever is greater, and (ii) options granted to a director who is not an officer, employee, consultant or contractor will vest immediately upon grant as to 20% of the number of Common Shares which may be purchased under such option and thereafter as to 20% on each anniversary of the date of the grant. The 2001 Incentive Stock Option Plan, prior to the ISOP Amendments, further had attached thereto a form of Certificate to evidence options granted under the plan which contemplated specification of the number or percentage of Common Shares which would vest immediately upon grant, and percentage of the Common Shares which may be purchased under the option respectively on the first, second, third and fourth anniversaries of the date of grant, consistent with the default vesting provisions.

     Pursuant to the ISOP Amendments it is proposed to delete the default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant (and the form of Certificate which reflects such default vesting schedule) and specify that options may be exercised at such time or times as may from time to time be determined by the Board of Directors with respect to each option, including terms regarding vesting. In addition, the ISOP Amendments clarify that the Board of Directors may, in its discretion, permit early exercise of options, including options previously granted under the plan. The purpose of the amendment is to clarify the discretion of the Board of Directors, at the time of grant of options, and thereafter, to determine that Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board of Directors, with no default vesting schedule which is applicable if the Board does not otherwise prescribe. The Board of Directors does not believe that the default vesting schedule in the 2001 Incentive Stock Option Plan is necessary and believes that it is preferable to delete this concept from the plan and instead simply provide for flexibility of the Board of Directors to determine when options may be exercised.

     The 2001 Incentive Stock Option Plan, prior to the ISOP Amendments, included a restriction that the maximum number of Common Shares which may be reserved for issuance to insiders under the Plan was 10% of the number of Common Shares outstanding, excluding Common Shares issued pursuant to “Share Compensation Arrangements” over the preceding one year period (the “Outstanding Issue”), and restricted the maximum number of Common Shares which may be issued to insiders under the Plan within a one year period to 10% of the Outstanding Issue. These requirements were consistent with TSX requirements, prior to revisions of those requirements which became effective in 2005. In relation to its new requirements, the TSX has indicated that, in order for insiders that are eligible to receive grants under a securities based compensation arrangement to be entitled to participate in a vote to approve the arrangement, or amendments thereto requiring security holder approval, the arrangement should include the following provisions: (i) the number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities; and (ii) the number of securities issued to insiders, within any one year period under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities. The ISOP Amendments include amendments to revise the restrictions in the Plan to reflect these two requirements, in place of the restrictions previously included described above. In addition, the ISOP Amendments include consequential changes to the definitions of “Insider” and “Share Compensation Arrangement” to reflect revised TSX requirements.

     The ISOP Amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Amended Incentive Stock Option Plan”). A copy of the Amended Incentive Stock Option Plan will be tabled at the Meeting, and will be provided to any shareholder upon request to the Assistant Secretary of the Corporation by telephone: (604) 677-6905, by fax: (604) 677-6915, by mail: 6190 Agronomy Road, 6th Floor, Vancouver, B.C., Canada, V6T 1Z3, or by email: cyip@cardiome.com, prior to the day of the Meeting.

     Under the requirements of the Toronto Stock Exchange, the ISOP Amendments must be approved by the shareholders of the Corporation. Consequently, at the Meeting shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving the ISOP Amendments. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting.

Interest of Certain Persons in Matters to be Acted Upon

     None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2004 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors and other than the interest of the directors and executive officers in relation to the proposed amendment to the 2001 Incentive Stock Option Plan. The directors and senior officers of the Corporation are eligible to be granted options under the 2001 Incentive Stock Option Plan and as a result might be considered to have an interest in the ISOP Amendments.

Interest of Informed Persons in Material Transactions

     Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

PART III — CORPORATE GOVERNANCE

Board of Directors

     The Corporation’s Board of Directors has adopted a set of Corporate Governance Principles and Board Mandate to provide for a system of principled goal-setting, effective decision-making and ethical actions. The Board has responsibility for supervising the management of the Corporation and oversees and provides policy guidance on the business and affairs of the Corporation. In particular, the Board monitors overall corporate performance, oversees succession planning for executive officers including the appointment and performance of the Chief Executive Officer, establishes a strategic planning process, evaluates the integrity of the Corporation’s internal control and management systems, identifies and oversees the implementation of systems to manage the principal risks of the Corporation’s business and oversees the implementation of a communication policy for the Corporation. The Board approves the Corporation’s significant business decisions and major transactions such as acquisitions, divestitures, financings and significant capital expenditures. The Board evaluates annually its own performance, as well as the performance of its committees and directors. The Board met formally on four occasions in 2004. The overall Board member attendance rate at these meetings was 86.67%.

Composition and Independence of the Board

     The TSX Guidelines regarding corporate governance recommend that a board of directors be constituted with a majority of individuals who come within the description of “unrelated directors”. An “unrelated director” is defined in the TSX Guidelines as a director who is independent of management and is free from any interest and any other business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding.

     The Marketplace rules of the Nasdaq Stock Market also address the concept of director independence. According to current Nasdaq rules, an independent director is a person who, in the opinion of the board of directors, does not have a relationship with the company that would interfere with the director’s exercise of independent judgement in carrying out the director’s responsibilities. To qualify as an “independent” director under the Nasdaq rules, the director must not:

(1)	have been employed by the Corporation or any of its affiliates for the current year or any of the past three years;

(2)	have accepted any compensation from the Corporation or any of its affiliates in excess of US $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(3)	be a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Corporation or any of its affiliates as an executive officer;

(4)	be a partner in, or a controlling shareholder or an executive officer of, any for-profit business organization to which the Corporation made, or from which the Corporation received, payments (other than those arising solely from investments in the Corporation’s securities) that exceed 5% of the Corporation’s or the business organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years; or

(5)	be employed as an executive of another entity where any of the Corporation’s executives serve on that entity’s compensation committee.

     The Board of Directors have examined the relevant definitions in the TSX Guidelines and Nasdaq rules and have individually considered their respective interests and relationships in and with the Corporation. As a consequence, the Board of Directors has determined that of its eight present Directors, six are unrelated and independent Directors and two are “related” or not “independent” Directors under the TSX guidelines and Nasdaq rules, respectively. The two Directors who are considered related and not independent are Mr. Rieder, in view of his role as President and Chief Executive Officer of the Corporation, and Dr. Ezrin, who is presently the Corporation’s Chief Scientific Officer.

     The number of Directors proposed to be fixed at the Meeting is six, of whom five are unrelated and independent. The Board considers its proposed size of six Directors to be appropriate and effective at the current time. The functions of the Committees of the Board are described below.

Board Committees

     From time to time the Board appoints, and empowers, committees to carry out specific functions on behalf of the Board. The Board has established four committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Nomination Committee. The Board has not appointed an Executive Committee. No member of a standing Committee of the Board, other than Mr. Rieder, who was on the Nomination Committee from May 25, 2004 to May 4, 2005, and Dr. Ezrin, who was on the Corporate Governance Committee from May 25, 2004 to November 8, 2004, was, during 2004, or is currently, an officer or employee of the Corporation or any of its subsidiaries.

     Audit Committee

Members: Kenneth H. Galbraith (Chair), Jackie M. Clegg and Harold H. Shlevin

     The Corporation is required to have an audit committee. The Audit Committee consists of three Directors who are not employees of or involved in the daily operations of the Corporation, each of whom qualifies as an “unrelated” Director, as defined by the Toronto Stock Exchange, and an “independent” Director, as defined by the SEC rules and Nasdaq listing standards.

     Each member of the Committee is financially sophisticated, as defined by the rules of Nasdaq, and as required by such rules, able to read and understand fundamental financial statements. In addition, the Board of Directors has determined that Mr. Galbraith and Ms. Clegg are “audit committee financial experts” as defined in Item 401(h) of Regulation S-K under the Securities and Exchange Act of 1934.

     The Audit Committee reviews the quarterly and annual financial statements before they are presented to the Board, and approves the quarterly statements on behalf of the Board. The Committee meets with the Corporation’s independent auditors without the presence of management on a quarterly basis to discuss the financial statements and with the presence of management at least annually to review the results of the annual audit and discuss the financial statements, other published financial information that requires the approval of the Board and any changes in accounting practices. The Committee recommends to the Board the independent auditors to be retained and the fees to be paid, and receives and considers the auditors’ comments (out of the presence of management) as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Corporation. The Committee also reviews policies and practices concerning regular examinations of officers’ expenses and perquisites, including the use of Corporation assets.

     The mandate of this Committee together with the relevant education and experience of its members and other Committee information may be found in the “Audit Committee” section of the Corporation’s Annual Information form dated February 28, 2005.

     Compensation Committee

Members: Fred H. Mermelstein (Chair), Mark C. Rogers and Ralph Snyderman

     The Compensation Committee consists of three Directors who are not employees of or involved in the daily operations of the Corporation, each of whom qualifies as an “unrelated” and “independent” Director, as defined by the Toronto Stock Exchange and Nasdaq listing standards, respectively.

     The Compensation Committee is responsible for determining the compensation of executive officers of the Corporation. The Committee meets at least once a year. The Committee reviews the objectives, performance and compensation of the Chief Executive Officer at least annually and makes recommendations to the Board for change. The Committee makes recommendations based upon the Chief Executive Officers’ suggestions regarding the salaries and incentive compensation for senior officers of the Corporation. The Committee also reviews significant changes to compensation, benefits and human resources policies and compliance with current human resource management practices, such as pay equity, performance review and staff development. The Committee is responsible for reviewing and recommending changes to the compensation of directors as necessary. The Committee is authorized to grant options to purchase up to 30,000 Common Shares to an employee, consultant or insider of the Corporation without further approval of the Board, provided such grant is made under the Corporation’s stock option plan. All options granted during 2004 were approved by the Board.

     Corporate Governance Committee

     Members: Kenneth H. Galbraith (Chair), Jackie M. Clegg, and Harold H. Shlevin

     The Corporate Governance Committee consists of three Directors who are not employees of or involved in the daily operations of the Corporation, each of whom qualifies as an “unrelated” and “independent” Director, as defined by the Toronto Stock Exchange and Nasdaq listing standards, respectively.

     The Corporate Governance Committee meets at least once a year. The Committee has developed a policy to govern the Corporation’s approach to corporate governance issues and provides a forum for concerns of individual directors about matters not easily or readily discussed in a full board meeting, e.g., the performance of management. The Committee ensures there is a clear definition and separation of the responsibilities of the Board, the Committees of the Board, the Chief Executive Officer and other management employees. It also ensures there is a process in place for orientation and education of new directors and for continuing education of the Board. The Committee also assesses the effectiveness of the Board and its committees on an ongoing ad hoc basis. It also reviews at least annually the Corporation’s responsiveness to environmental impact, health and safety and other regulatory standards.

     Nomination Committee

     Members: Mark C. Rogers (Chair), Fred H. Mermelstein and Ralph Snyderman

     The Nomination Committee consists of three Directors, all of whom are unrelated. Prior to May, 2004, Dr. Fred Mermelstein was a member of the Nomination Committee. In May, 2004, Dr. Mermelstein ceased to formally be a member of the Committee and was replaced by Mr. Robert W. Rieder, the President and Chief Executive Officer of the Corporation. Dr. Mermelstein continued to attend meetings of the Nomination Committee as an ex-officio member. Although Mr. Rieder was a management director, the Board and the Nominating Committee considers that the fact that a majority of the members of the Committee were outside, non-management unrelated directors, and the informal participation of Dr. Mermelstein, permitted the Committee to function independently and that Mr. Rieder made significant and valuable contributions to the Committee. Mr. Rieder resigned from the Nominating Committee in May, 2005 and has been replaced by Dr. Mermelstein.

     The Nomination Committee meets at least once a year. The Committee identifies and recommends candidates for election to the Board and for appointment as Chief Executive Officer. The Committee also assists the Chief Executive Officer of the Corporation in selecting its senior management. The Committee assesses the effectiveness of the Chairman and all other individual directors on an annual basis.

Statement of Corporate Governance Practices

     Corporate governance is an important public policy issue. Corporate governance means having in place processes and structures that provide proper direction and management of the business and affairs of a company and good corporate governance is critical to a company’s effective, efficient and prudent operation. Recently, there have been many regulatory and legal initiatives aimed at improving corporate governance, increasing corporate accountability and enhancing transparency of public company disclosure, notably, the changes introduced in the United States under the Sarbanes-Oxley Act. The Corporation’s management and Board of Directors actively monitor and, where appropriate, respond to these initiatives. We comply with regulatory requirements that we are subject to in Canada and the United States.

     The Corporation is a Canadian reporting issuer with its Common Shares listed on the Toronto Stock Exchange and the Nasdaq National Market. The Toronto Stock Exchange has in place a series of guidelines relating to effective corporate governance (the “Guidelines”) that addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. Our corporate governance practices are consistent with the Toronto Stock Exchange’s Guidelines. Many regulatory changes have come into effect in the past year, including rules issued by the Canadian Securities Administrators (“CSA”) relating to audit committees. As well, in October 2004, the CSA published for comment draft corporate governance guidelines and disclosure rules. As a result, the Corporation’s governance practices continue to evolve. We will continue to follow regulatory changes closely and will amend our governance practices as appropriate.

     As the CSA proposed corporate governance guidelines and disclosure rules are not yet in effect, information outlining the Corporation’s approach to corporate governance with reference to the Toronto Stock Exchange Guidelines, as required by the Toronto Stock Exchange, is set out in Schedule B to this Information Circular.

PART IV — COMPENSATION

Director Compensation

     During the most recently completed fiscal year, non-management directors received compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts as follows:

Name of Director	Directors’ Fees ($)(1)	All Other Compensation ($)
Jackie M. Clegg	8,516	Nil
Kenneth H. Galbraith	19,785	Nil
Arthur (Tim) Garson, Jr.(2)	1,031	Nil
Fred H. Mermelstein	22,636	Nil
Kim Sun Oh(3)	1,920	Nil
Harold H. Shlevin	8,516	Nil
Ralph Snyderman	15,324	Nil

NOTES:

(1)	Included in the director fees are retainer fees and meeting fees.

(2)	Did not stand for re-election as a Director at the last annual meeting of the Corporation.

(3)	Did not stand for re-election as a Director at the last annual meeting of the Corporation.

     Effective May 25, 2004, non-management directors of the Corporation received the following compensation in 2004: US$5,000 as an annual retainer fee; US$1,000 per teleconference Board or committee meeting or US$2,500 per Board or committee meeting attended in person; and an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date. Management directors do not receive separate compensation for their participation in Board or committee meetings or for their services as directors of the Corporation, other than grants of incentive stock options. The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends. The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

     Dr. Mark C. Rogers was appointed as the Chairman of the Corporation on March 11, 2002. Effective May 1, 2002, Dr. Rogers is paid an annual fee of US$100,000 for providing his advice on corporate and strategic matters and for overseeing all meetings of the Board of the Corporation. Dr. Rogers’ agreement has an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. During the twelve month period ended December 31, 2004, total fees paid to Dr. Rogers were $130,330.

Executive Compensation

     The following table provides a summary of the compensation earned during the fiscal year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the fiscal year ended November 30, 2002 by the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such five officers are hereafter collectively called the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
				Other Annual	Options	Restricted	LTIP	All Other
Name and	Fiscal	Salary	Bonus	Compensation	Granted	Share Units	Payouts	Compensation
Principal Position	Period(1)	($)	($)	($)	(#)	(#)	($)	($)
Robert W. Rieder	Dec. 31, 2004	425,125	172,000(2)	Nil	20,000	Nil	Nil	Nil
President and	Dec. 31, 2003	473,052	87,750(3)	Nil	150,000	Nil	Nil	Nil
Chief Executive Officer	Nov. 30, 2002	394,939	231,050(3)	Nil	607,500	Nil	Nil	Nil
Douglas G. Janzen(4)	Dec. 31, 2004	343,750	120,000(2)	Nil	20,000	Nil	Nil	Nil
Chief Financial Officer	Dec. 31, 2003	260,929(4)	105,000(3)	Nil	550,000	Nil	Nil	17,343(5)
	Nov. 30, 2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Alan M. Ezrin	Dec. 31, 2004	355,485	118,888(2)	56,062	20,000	Nil	Nil	Nil
Chief Scientific Officer	Dec. 31, 2003	384,829	66,750(3)	61,169(6)	Nil	Nil	Nil	Nil
	Nov. 30, 2002	362,946	232,050(3)	71,866(6)	607,500	Nil	Nil	Nil
Alan F. Moore	Dec. 31, 2004	312,047	74,828(2)	Nil	Nil	Nil	Nil	321,759(8)
Former Executive Vice-President,	Dec. 31, 2003	398,056	105,875(3)	Nil	100,000	Nil	Nil	51,208(5)
Clinical Development & Regulatory Affairs(7)	Nov. 30, 2002	194,222	39,125(3)	Nil	400,000	Nil	Nil	21,785(5)
Donald A. McAfee	Dec. 31, 2004	76,068	Nil	Nil	250,000	Nil	Nil	11,184
Vice-President,(9)	Dec. 31, 2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil
New Product Development	Nov. 30, 2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

NOTES:

(1)	On December 31, 2003, the Corporation changed its fiscal year end from November 30 to December 31.

(2)	This sum represents discretionary bonus paid for milestones achieved in the fiscal year ended December 31, 2003. As at the date of this Information Circular, the Board of Directors has yet to assign bonuses for the fiscal year ended December 31, 2004 to the Named Executive Officers.

(3)	These bonuses were earned by the Named Executive Officers in the financial year noted but were paid subsequent to the end of the financial year.

(4)	Douglas G. Janzen was hired by the Corporation in January 2003 at a base salary of $250,000 per year. His salary was increased to $300,000 per year in September 2003. During the period of January 6, 2003 to December 31, 2003, total salary paid to Mr. Janzen was $260,929.

(5)	This sum represents relocation expenses paid.

(6)	This sum represents tax allowances paid as per his employment agreement at a rate of US$43,000 per year.

(7)	Dr. Moore’s employment agreement was terminated effective December 1, 2004. Dr. Charles Fisher succeeded him as Chief Medical Officer and Executive Vice President, Clinical & Regulatory Affairs effective January 17, 2005.

(8)	This sum represents a lump-sum severance payment made upon the termination of his employment.

(9)	Donald A. McAfee was hired by the Corporation in October, 2004 at a base salary of US $250,000 per year. During the period of October 1, 2004 to December 31, 2004, total salary paid to Mr. McAfee was $76,068.

Management Contracts of Named Executive Officers

     The Corporation has entered into employment agreements with each of the Named Executive Officers.

     Robert W. Rieder

     Under the employment agreement with Robert W. Rieder dated March 8, 2002, which superseded the employment agreement dated March 19, 1998, as amended on March 20, 2001, Mr. Rieder acts as President and Chief Executive Officer of the Corporation in consideration for an annual salary of US$300,000 payable in equal semi-monthly installments. This salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Mr. Rieder’s current annual salary is US $350,000. Mr. Rieder is entitled to receive an annual cash bonus, based on the Corporation achieving certain milestones, with the milestones and portions of the bonus awarded in respect thereof annually agreed to between the Board and Mr. Rieder. Mr. Rieder is entitled to five weeks of paid vacation each year.

     Mr. Rieder’s employment agreement had an initial term of three years. The initial term will be automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term. If (i) Mr. Rieder’s employment is terminated without cause, (ii) Mr. Rieder’s responsibilities or authority are changed in a fundamental way without his acceptance, (iii) for any reason Mr. Rieder is not elected as a director of the Corporation at an annual meeting of shareholders, or (iv) there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months’ salary. In addition, upon termination of employment in these circumstances, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

     Douglas G. Janzen

     Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen acts as the Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly installments. This salary is reviewed annually by the Corporation. Mr. Janzen’s current annual salary is $375,000. Mr. Janzen is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Corporation and Mr. Janzen are met. He is entitled to five weeks of paid vacation each year.

     Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Mr. Janzen’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Mr. Janzen will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

     Alan M. Ezrin

     As at December 31, 2004, the Corporation had an employment agreement with Alan M. Ezrin dated March 8, 2002, which superseded the employment agreement with Dr. Ezrin effective January 15, 2001. Under this agreement, Dr. Ezrin has acted as the Chief Scientific Officer of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly installments. This salary has been reviewed annually by the Board, subject to increase at its discretion each year, and subject to mandatory increases of at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year. Dr. Ezrin’s current annual salary was US $290,000. Dr. Ezrin has been eligible for a discretionary cash bonus if certain milestones agreed to between the Board and Dr. Ezrin were met. Dr. Ezrin has been entitled to five weeks of paid vacation and received a tax allowance of US$43,000 each year.

     Dr. Ezrin’s employment agreement had an initial term of three years. The initial term was automatically renewed on March 8, 2005 and will continue to automatically renew for successive three-year terms unless either party provides at least 30 days’ written notice before the end of the current term. If (i) Dr. Ezrin’s employment is terminated without cause, (ii) Dr. Ezrin’s responsibilities or authority are changed in a fundamental way without his acceptance, (iii) for any reason, Dr. Ezrin is not elected as a director of the Corporation at an annual general meeting of shareholders, or (iv) there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of 18 months’ salary. In addition, upon termination of employment in these circumstances, all outstanding incentive stock options held by Dr. Ezrin will vest immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

     Charles Fisher

     Under the employment agreement with Charles Fisher dated January 17, 2005, Dr. Fisher acts as the Executive Vice President of Clinical Development and Regulatory Affairs and Chief Medical Officer of the Corporation in consideration for an annual salary of US$325,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Dr. Fisher is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Corporation and Dr Fisher are met. He also received a grant of 600,000 incentive stock options of which 120,000 vested upon grant and the remaining 480,000 will vest over four years, at a rate of 120,000 per year on the anniversary date of the date of grant. He is entitled to an additional grant of 100,000 options if certain milestones agreed to between the Corporation and Dr. Fisher are met. He is entitled to four weeks of paid vacation each year.

     Dr. Fisher’s employment agreement has an indefinite term and may be terminated by Dr. Fisher upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. Fisher’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary. In addition, upon termination of employment without cause or a change of control, 50% to 100% of the outstanding incentive stock options held by Dr. Fisher will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

     Donald A. McAfee

     Under the employment agreement with Donald A. McAfee dated October 1, 2004, Dr. McAfee acts as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments. This salary is reviewed annually by the Corporation. Dr. McAfee is eligible for a discretionary annual cash bonus, if certain milestones agreed to between the Corporation and Dr. McAfee are met. He also received a grant of 250,000 incentive stock options of which 50,000 vested upon grant and the remaining 200,000 will vest over four years, at a rate of 50,000 per year on the anniversary date of the date of grant. He is entitled to four weeks of paid vacation each year.

     Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination. If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.

Stock Options Granted in the 2004 Financial Year

     During the twelve month period ended December 31, 2004, the following incentive stock options were granted to the Named Executive Officers.

				Market Value of
				Securities
		% of Total Options		Underlying Options
	Securities Under	Granted to Employees		on the Date of
Name	Options Granted	in 2004 Financial Year	Exercise Price	Grant(1)	Expiration Date
Robert W. Rieder	20,000	2.24%	$6.70	$6.75	May 24, 2010
Douglas G. Janzen	20,000	2.24%	$6.70	$6.75	May 24, 2010
Alan M. Ezrin	20,000	2.24%	$6.70	$6.75	May 24, 2010
Alan F. Moore	20,000	2.24%	$6.70	$6.75	May 24, 2010
Donald A. McAfee	250,000	27.99%	$6.29	$6.30	November 7, 2010

NOTES:

(1)	Calculated as the closing price of the Common Shares of the Corporation on the TSX on the date of grant.

Aggregated Option Exercises During 2004 Financial Year and Option Value at the End of December 31, 2004

The following table sets forth details of all exercises of incentive stock options during the twelve month period ended December 31, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregate basis:

	Securities		Unexercised Options		Value of Unexercised In-The-Money
	Acquired on	Aggregate Value	at December 31, 2004		Options at December 31, 2004 (1)
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert W. Rieder	N/A	N/A	778,750	120,000	$3,845,188	$624,800
Douglas G. Janzen	N/A	N/A	310,000	260,000	$1,529,200	$1,432,600
Alan M. Ezrin	100,000	$323,000	602,500	120,000	$3,511,125	$624,800
Alan F. Moore	N/A	N/A	340,000	Nil	$1,788,800.00	Nil
Donald A. McAfee	N/A	N/A	50,000	200,000	$140,000	$560,000

NOTES:

(1)	The closing price of the Common Shares of the Corporation on the Toronto Stock Exchange on December 31, 2004 was $9.09.

Pension Plans

     The Corporation does not provide retirement benefits for directors or officers.

2001 Incentive Stock Option Plan

          The Corporation has an Incentive Stock Option Plan under which options to purchase Common Shares may be granted in the discretion of the Board of Directors, to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries. Information regarding the Incentive Stock Option Plan is set out on page 20 under “2001 Incentive Stock Option Plan”.

          As at May 9, 2005 there are options outstanding under the Incentive Stock Option Plan entitling the holders to purchase, subject to the terms and conditions of such options, a total of 4,990,068 Common Shares. Subject to the provisions of the Plan, the Board of Directors has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the plan, including the nature and duration of the restrictions, if any, to be imposed upon the exercise of an option or the sale or other disposition of Common Shares acquired upon exercise of the option, and the nature of the events, if any, and the duration of the period in which any participant’s rights in respect of Common Shares acquired on exercise of an option may be forfeited, with the discretion in the Board of Directors to modify or rescind such restrictions in the event of corporate developments, including a take over bid, reorganization, merger, change in capital or amalgamation. As a result, the Board of Directors may, in its discretion, permit early exercise of options, for example, if a change of control of the Corporation occurs.

          The Board of Directors establishes the exercise price of options granted under the Plan at the time of grant, which in all cases must be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant. A director, officer, employee, contractor or consultant may receive options on more than one occasion under the Plan and may receive separate options on any one occasion.

          The Board of Directors establishes the vesting terms of options granted under the Plan at the time of grant. If no other vesting schedule was prescribed by the Board of Directors at the time of grant, outstanding options granted under the 2001 Incentive Stock Option Plan (i) to officers, employees, consultants and contractors vest annually, at the end of each 12 month period commencing from the date of the grant of the option, as to the greater of 20,000 Common Shares and 20% of the number of Common Shares that may be purchased under the option; and (ii) to directors who are not officers, employees, consultants or contractors vest immediately upon grant as to 20% of the number of Common Shares which may be purchased under the option and thereafter as to 20% on each anniversary of the date of grant.

     Each option granted under the 2001 Incentive Stock Option Plan will expire on the earlier of (i) the expiration date as determined by the Board of Directors, which date will not be more than ten years from the date it is granted, (ii) the date that is 30 days after the Optionee ceases to be a director, officer, employee, contractor or consultant of the Corporation or a subsidiary for any reason other than death; and (iii) the date that is twelve months after the date of the Eligible Person’s death (only to as to those options that were exercisable on the date of death). Any Common Shares subject to an option which for any reason is cancelled or terminated without having been exercised will again be available for grant under the 2001 Incentive Stock Option Plan.

     Under the 2001 Incentive Stock Option Plan, the Board of Directors may amend, suspend, or terminate such plan in accordance with applicable legislation, and subject to Toronto Stock Exchange and shareholder approval.

     As described under “Business of the Meeting – Amendment of 2001 Incentive Stock Option Plan”, the Corporation is proposing to amend the 2001 Incentive Stock Option Plan to (i) replenish the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan, (ii) specify the maximum number of Common Shares issuable through “incentive stock options” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, (iii) change the provisions of the Plan dealing with prescribed vesting to delete provision for a default vesting schedule and provide that options granted under the plan shall vest and be exercisable at such time or times and on such terms, conditions and limitations as may be determined by the Board of Directors, and (iv) revise the provisions of the Plan restricting the number of securities issued and issuable to insiders to reflect TSX requirements regarding entitlement of insiders to participate in votes to approve amendments of securities based compensation arrangements. In addition, the ISOP Amendments also include various housekeeping amendments recommended by the Corporation’s Canadian and U.S. legal counsel, including confirming the authority of the Board of Directors to construe and interpret the Plan and options granted thereunder and to adopt and establish sub-plans, procedures and guidelines in relation to the grant of options to participants outside Canada and clarifying that, if a participant dies while an Eligible Person, the legal representatives of the participant may exercise the participant’s option if the participant dies while the option was exercisable.

Directors and Senior Executives Liability Insurance and Indemnity Agreements

     The Corporation maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. Such insurance provides for an aggregate of US$10,000,000 annual protection against liability (less a deductible of up to US$250,000 payable by the Corporation depending on the nature of the claim). The annual premium paid by the Corporation for this insurance is US$301,125. The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

Composition of the Compensation Committee

     The Compensation Committee of the Corporation consists of Drs. Rogers, Snyderman and Mermelstein.

Report on Executive Compensation

     The Corporation’s policy with respect to the compensation of the Chief Executive Officer and the other Named Executive Officers and other officers of the Corporation is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Corporation’s goals; and (3) ensure that the interests of management and the Corporation’s shareholders are aligned.

     The total compensation paid to the Chief Executive Officer and each of the other Named Executive Officers of the Corporation consists primarily of base salary and a bonus based on the executive’s overall experience, responsibility and the achievement of corporate and personal objectives determined by the Board of Directors, together with recommendations from the Chief Executive Officer. The Named Executive Officers also receive option grants in accordance with the Corporation’s stock option plan upon their appointments and may receive additional option grants from time to time based on the achievement of certain corporate objectives and overall corporate progress. The imputed value of options granted is considered in the determination of total compensation, as is the value of benefits and any other perquisites received by a particular individual. The Corporation does not have a predetermined relative emphasis for each of the various components of compensation. See “Management Contracts of Named Executive Officers”.

     Base salary levels for the Named Executive Officers have been determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s performance during the prior year; (ii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the Named Executive Officers of the Corporation; and (iii) the terms of the Named Executive Officer’s employment agreement with the Corporation. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

     The Chief Executive Officer’s base salary has been determined after considering the salary levels of other executives with similar responsibilities and experience and after general discussions with outside advisors. The Chief Executive Officer’s base salary was compared to salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies. The Compensation Committee recommends such compensation to the Board for approval. The President and Chief Executive Officer of the Corporation is Mr. Robert W. Rieder.

     Awards of bonuses depend upon whether the Corporation has met objectives established by the Compensation Committee and approved by the Board of Directors for the year. The amount of such bonuses is not subject to any minimum amount.

Report presented by:

Fred H. Mermelstein (Chair)
Mark C. Rogers
Ralph Snyderman

Indebtedness of Directors and Executive Officers

     No director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Voting Shares and Principal Holders Thereof

     The Corporation is currently authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value, issuable in series. As at April 27, 2005, according to the records of Pacific Corporate Trust Company, the registrar and transfer agent of the Corporation, there are 50,839,146 Common Shares and no preferred shares of the Corporation issued and outstanding. Holders of Common Shares are entitled to one vote for each Common share held.

     Only the holders of Common Shares of record on April 27, 2005 are entitled to vote at the Meeting. At the Meeting, on a show of hands, every shareholder present in person and entitled to vote shall have one vote, and on a poll, every shareholder present in person or represented by proxy and entitled to vote shall have one vote for each Common Share he or she holds.

     In order to have a quorum for the Meeting, there must be in attendance shareholders present in person or represented by proxy holding shares representing not less than 20% of the votes entitled to be cast at the Meeting. If there is only one shareholder the quorum is one person present and being, or representing by proxy, such shareholder. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33 1/3% of a corporation’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with generally accepted business practices in Canada, our country of domicile, we have been exempted from Nasdaq’s quorum requirement.

     To the knowledge of the directors and executive officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

Performance Graph

     The following graph compares the percentage change in the value of $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from November 30, 2000 to December 31, 2004 (the Corporation’s most recent financial year end).

Year End	2000	2001	2002	2003	2004
COM	100	64.71	56.37	113.24	222.79
S&P/TSX Composite Index	100	84.19	74.50	93.21	104.84

The above table and chart are based on the following closing prices as at Year End:

Year End	Nov. 30, 2000	Nov. 30, 2001	Nov. 30, 2002	Dec. 31, 2003	Dec 31, 2004
COM	100= $4.08	$2.64	$2.30	$4.62	$9.09
S&P/TSX Composite Index	100= 8819.92	7425.65	6570.42	8220.89	9246.65

NOTES:

(1)	On December 31, 2003 the Corporation changed its fiscal year end from November 30 to December 31.

PART V — OTHER INFORMATION

Securities Authorized For Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

          The following table provides information as of December 31, 2004 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Number of securities
remaining available for
	Number of securities to	Weighted average	future issuance under
	be issued upon exercise	exercise price of	equity compensation plans
	of outstanding options,	outstanding options,	(excluding securities
	warrants and rights	warrants and rights	reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,701,909	Cdn.$4.23	903,166	(1)
Equity compensation plans not approved by securityholders	–	–	–

(1)	This information is given as at December 31, 2004 and is without giving effect to the ISOP Amendments described under “Amendment of 2001 Incentive Stock Option Plan”.

          There is no compensation plan under which equity securities of the Corporation are authorized for issuance that was adopted without approval of securityholders.

2001 Incentive Stock Option Plan

          The Corporation has an Incentive Stock Option Plan (herein referred to as the “2001 Incentive Stock Option Plan” or the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to directors, officers, employees (part-time or full-time), contractors (individuals, including individuals whose services are contracted through a personal holding corporation, with whom the Corporation has a contract for services, under which the Corporation maintains the same control and direction over the details and methods of work as it would for an employee, but for which individual income tax deductions are not made at source) and consultants (individuals, including individuals whose services are contracted through a personal holding corporation) with whom the Corporation or any subsidiary has a contract for services who is approved for participation in the Plan and for whom there exists an exemption from applicable prospectus requirements permitting the granting of an option) of the Corporation or its subsidiaries, an option to purchase unissued Common Shares.

          Since the 2001 Incentive Stock Option Plan was amended in May 2004, options to purchase an aggregate of 1,658,250 Common Shares have been granted under the Plan, in addition to options to acquire a total of 4,473,584 Common Shares carried forward prior to the amendment in May 2004. Of this aggregate number, options to acquire 865,516 Common Shares (representing approximately 1.70% of the issued and outstanding Common Shares of the Corporation on a non-diluted basis as at May 9, 2005) have been exercised and 276,250 forfeited as at May 9, 2005. Before giving effect to the ISOP Amendments described under “Amendment of 2001 Incentive Stock Option Plan”, the total number of Common Shares which may be issued from and after the date of this Information Circular pursuant to options granted under the 2001 Incentive Stock Option Plan is 5,134,484, representing approximately 9.17% of the Corporation’s currently issued and outstanding Common Shares on a fully diluted basis and 10.10% on a non-diluted basis. As at May 9, 2005, options to acquire an aggregate of 4,990,068 Common Shares granted under the Plan were outstanding and unexercised under the Plan, representing approximately 8.91% of the Corporation’s currently issued and outstanding Common Shares on a fully diluted basis (9.82% on a non-diluted basis), and representing approximately 97.19% of the 5,134,484 total number of Common Shares which may be issued from and after the date of this Information Circular referred to above. Assuming that all such options will ultimately be exercised in full, without giving effect to the ISOP Amendments, the remaining number of Common Shares that may be issued from and after the date of this Information Circular pursuant to options granted under the Plan is 144,416 Common Shares, representing less than 0.5% of the Corporation’s currently issued and outstanding Common Shares on a fully diluted basis (and less than 0.50% on a non-diluted basis), and representing approximately 2.81% of the 5,134,484 total number of Common Shares which may be issued from and after the date of this Information Circular referred to above.

          If the ISOP Amendments are approved by all applicable regulatory authorities and the shareholders of the Corporation, the total number of Common Shares which may be issued from and after the date of the Meeting pursuant to options granted under the Plan will be 5,750,000 representing approximately 10.27% of the number of issued and outstanding Common Shares as at the date of this Information Circular on a fully diluted basis and 11.31% on a non-diluted basis. The options to acquire an aggregate of 4,990,068 Common Shares granted under the Plan and outstanding and unexercised as at the date of this Information Circular represent approximately 86.78% of the 5,750,000 total number of Common Shares which will be permitted to be issued from and after the date of the Meeting referred to above. Assuming that all such options will ultimately be exercised in full, the remaining number of Common Shares that may be issued from and after the date of the Meeting pursuant to options granted under the Plan from and after the date of this Information Circular will be 759,932 Common Shares, representing approximately 1.36% of the Corporation’s currently issued and outstanding Common Shares on a fully diluted basis (1.49% on a non-diluted basis), and approximately 13.21% of the 5,750,000 total number of Common Shares which will be permitted to be issued from and after the date of the Meeting referred to above.

          The maximum number of Common Shares which may be reserved for issuance under options to any one person at any time under the Plan is 5% of the number of Common Shares (the “Outstanding Issue”) that are outstanding (on a non-diluted basis) immediately prior to the applicable share issuance or grant of option, excluding Common Shares issued pursuant to any stock option, stock option plan, employee purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise over the preceding one year period. In addition, (i) the number of securities issuable to “Insiders” (an insider as defined under the Securities Act (Ontario), other than certain directors and senior officers of a subsidiary or affiliate of the Corporation which the TSX has indicated are not considered insiders for the purposes of its securities based compensation arrangement requirements) under all “securities based compensation arrangements” (as defined in the TSX requirements) shall not exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to Insiders under all securities based compensation arrangements within a one year period shall not exceed 10% of the Corporation’s total issued and outstanding securities; and (iii) the maximum number of Common Shares which may be issued to any one Insider under the Plan within a one-year period shall be 5% of the Outstanding Issue. The restrictions referred to in clauses (i) and (ii) above reflect amendments to the Plan as part of the ISOP Amendments. This is described in greater detail under “Amendment of 2001 Incentive Stock Option Plan”.

          Under the Plan the Board of Directors shall establish the option exercise price at the time each option is granted, which shall in all cases be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of grant.

          Under the terms of the 2001 Incentive Stock Option Plan, if no other vesting schedule is prescribed by the Board of Directors at the time of grant (i) options granted to an officer, employee, consultant or contractor will vest annually, at the end of each 12 month period commencing from the date of the grant, as to 20,000 Common Shares or 20% of the number of Common Shares which may be purchased under the option, whichever is greater; and (ii) options granted to a director who is not an officer, employee, consultant or contractor will vest immediately upon grant as to 20% of the number of Common Shares which may be purchased under such option and thereafter as to 20% on each anniversary of the date of the grant. As described under “Amendment of 2001 Incentive Stock Option Plan”, the Corporation is proposing to amend the 2001 Incentive Stock Option Plan to delete reference to the default vesting schedule applicable if no other vesting schedule is prescribed and specify that options may be exercised at such time or times as may from time to time be determined by the Board of Directors. Under the Plan the Board of Directors has authority to determine the limitation, restrictions and conditions, if any, in addition to or in variation of those described above, applicable to the exercise of an option, including the nature and duration of the restrictions, if any, to be imposed upon the exercise of the option or the sale or other disposition of Common Shares acquired upon exercise of the option, and the nature of the events, if any, and the duration of the period in which any participant’s rights in respect of Common Shares acquired on exercise of an option may be forfeited, with the discretion in the Board of Directors to modify or rescind such restrictions in the event of certain corporate developments including but not limited to a take over bid, reorganization, merger, change in capital or amalgamation.

          Options granted under the Plan must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board of Directors. Subject to the foregoing, and except as otherwise determined by the Board of Directors: (i) if a participant ceases to be a director, officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason (regardless of whether the participant was dismissed with or without cause and regardless of whether the participant received compensation in respect of dismissal or is entitled to a period of notice of termination which would otherwise have permitted a greater portion of the option to vest) other than death, each option held by the participant will cease to be exercisable 30 days after the termination date, provided that there shall be excluded in the calculation of such 30 days any day on which the participant is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods; and (ii) if a participant dies while a director, officer, employee, contractor or consultant, the legal representatives of the participant may exercise the option within 12 months after the date of death, if the options were by their terms exercisable on the date of death and the participant died prior to the options ceasing to be exercisable.

          If a participant in the Plan is a citizen or resident of the United States, the terms of the Plan provide that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation. Where this is the case, the terms of the Plan provide for certain additional restrictions. The number of Common shares issuable pursuant to options granted under the 2001 Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

          The Board of Directors establishes the vesting terms of options granted under the Plan at the time of grant. Outstanding options granted prior to the date of this Information Circular (i) to any officer, employee, consultant and contractor, vests annually, at the end of each 12 month period commencing from the date of the grant of the option, as to the greater of 20,000 Common Shares and 20% of the number of Common Shares that may be purchased under the option; and (ii) to any director that is not an officer, employee, consultant or contractor, vests immediately upon grant as to 20% of the number of Common Share which may be purchased under the option and thereafter as to 20% on each anniversary of the date of grant. All such options must be exercised no later than 10 years after the date of grant and is subject o the provisions described above regarding exercise following the participant ceasing to be a director, officer, employee, contractor or consultant.

          Options granted under the Plan are not transferable or assignable in whole or in part except than if a participant dies while a director, officer, employee, contractor or consultant, the legal representative of the participant may exercise the option.

          The Plan provides that the Board of Directors may amend, suspend or terminate the Plan or any portion thereof in accordance with applicable legislation and the rules of the stock exchanges on which the Common Shares are listed for trading, subject to shareholder approval, to the extent required by any such stock exchange. The Toronto Stock Exchange requirements expressly require that shareholder approval (excluding the votes of securities held directly or indirectly by insiders benefiting from the amendment) is required for (i) a reduction in the exercise price or purchase price or (ii) an extension of the term, under a security compensation arrangement (which would include the Plan) benefiting an insider of the Corporation. Nasdaq requirements generally require shareholder approval when a stock option plan is to be established or materially amended. For this purpose, material amendments would include (i) any material increase in the number of shares to be issued under the plan (other than to reflect a reorganization, stock split, merger, spin-off or similar transaction); (ii) any material increase in benefits to participants, including any material change to (a) permit a repricing (or decrease in exercise price) of outstanding options; (b) reduce the price at which shares or options may be offered or (c) extend the duration of the plan; (iii) any material expansion of the class of participants eligible to participate in the plan; and (iv) any expansion in the types of options or awards provided under the plan.

          In addition, the Toronto Stock Exchange has indicated that for plans that have a general amendment provision, the Exchange will not require security holder approval for the following types of amendments: (i) amendments of a “housekeeping” nature; (ii) a change to the vesting provisions of a security or a plan; (iii) a change to the termination provisions of a security or a plan which does not entail an extension beyond the original expiry date; and (iv) the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the plan reserve. The Exchange has further indicated that it will require security holder approval for the following types of amendments: (a) any amendment to the number of securities issuable under the plan, including any increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to a fixed maximum percentage (but a change to a fixed maximum percentage which was previously approved by security holders or a reloading of securities after exercise under a fixed maximum percentage plan provided that the fixed maximum percentage of securities is not increased and the plan specifically provides for the reload will not require additional security holder approval); (b) any change to the eligible participants which would have the potential of broadening or increasing insider participation; (c) the addition of any form of financial assistance; (d) any amendment to a financial assistance provision which is more favourable to participants; (e) the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the plan reserve; and (f) the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

          The Toronto Stock Exchange has further noted that they may require security holder approval in other circumstances, and generally will do so for amendments which the Exchange staff consider fundamental changes to the plan which may lead to significant or reasonable dilution in the issuer’s outstanding securities, or may provide additional benefits to eligible participants, especially insiders, at the expense of the listed issuer and its existing security holders.

Shareholder Proposals

     Shareholder proposals to be considered at the 2005 Annual Meeting of shareholders of the Corporation must be received at the principal office of the Corporation no later than February 4, 2005 to be included in the information circular and form of proxy for such Annual Meeting.

Additional Information

     Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com. Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

     The Corporation will provide to any person or company, without charge to any securityholder of the Corporation, upon request to the Assistant Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2004 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting to be held on June 6, 2005. The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.

     If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge. Pursuant to National Instrument 51-102, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com.

Approval of Circular

     The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

     Dated at Vancouver, British Columbia, this 10th day of May 2005.

By Order of the Board of Directors

Robert W. Rieder
President and Chief Executive Officer

SCHEDULE A

to the

Information Circular of Cardiome Pharma Corp. dated May 10, 2005

Amendment to 2001 Incentive Stock Option Plan

TEXT OF AN ORDINARY RESOLUTION OF THE SHAREHOLDERS OF CARDIOME PHARMA CORP. RATIFYING AND APPROVING AN AMENDMENT TO THE 2001 INCENTIVE STOCK OPTION PLAN.

BE IT RESOLVED, as an ordinary resolution, that:

1.	The ISOP Amendments to the 2001 Incentive Stock Option Plan, as set forth in the Amended 2001 Incentive Stock Option Plan tabled at the meeting and otherwise described in the Information Circular of the Corporation dated May 10, 2005, are hereby ratified, confirmed and approved.

2.	The Board of Directors of the Corporation be and is hereby authorized to make such consequential changes, amendments or alterations to the 2001 Incentive Stock Option Plan as may be necessary or desirable, and without further approval of the shareholders of the Corporation, in order to give effect to the ISOP Amendments or as may be required as a condition of regulatory approval or acceptance thereof.

3.	Notwithstanding passage of this resolution, the directors of the Corporation may, as they see fit, and in their discretion, resolve not to implement the ISOP Amendments.

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Guideline	Adherence	Discussion

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:
Yes	The mandate of the Board is to supervise the Chief Executive Officer (“CEO”) and through the CEO, other management members of the Corporation and to act in the best interests of the Corporation. The Board acts in accordance with:
• the Canada Business Corporations Act
• the Corporation’s Articles of Continuation and By-laws
• the Corporation’s Code of Ethics
• the charters of the Board committees
• other applicable laws and Corporation policies.
The Board or designated Board Committees approve all significant decisions that affect the Corporation and its subsidiaries before they are implemented. The Board or a designated committee supervises the implementation of such decisions and reviews the results.
(a) adoption of a strategic planning process;	Yes	The Board is involved in the Corporation’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Corporation’s performance in relation to strategic initiatives at least quarterly. During fiscal 2004, there were four pre-scheduled meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Corporation’s affairs.
(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	The Board is responsible for overseeing the identification of the principal risks of the Corporation and ensuring that risk management systems are implemented. The principal risks of the Corporation include those related to the Corporation’s industry, the environment, and financial matters. The Board meets regularly to review reports from management of the Corporation and discuss significant risk areas with management and the external auditors. The Board ensures that the Corporation adopts appropriate risk management policies.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board, through the Nomination Committee, is responsible for identifying and recommending new CEOs to the Board, assisting the CEO to select senior management and for monitoring their performance. The Board also ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs. The Board supports management’s commitment to training and developing all employees. The Corporation has no formal succession plan.

Guideline	Adherence	Discussion
(d) a communications policy for the corporation; and	Yes	The Board approves all the Corporation’s major communications, including annual and quarterly reports and material press releases. The Corporation communicates with its stakeholders through a number of channels including its web site. The Board oversees the Corporation’s communication policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law. Shareholders can provide feedback to the Corporation in a number of ways, including via e-mail or calling a toll-free telephone number. The Corporation intends in 2005 to implement procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Corporation’s Code of Ethics.
(e) the integrity of the corporation’s internal control and management information systems.	Yes	The Board, through the Audit Committee, oversees the effectiveness and integrity of the Corporation’s internal control processes and management information systems. The Audit Committee meets at least once quarterly with the auditors of the Corporation.

2. The Board should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.
	Yes	Six directors are standing for election in 2005. The Board has determined that five of the six directors standing for election in 2005 are “unrelated” directors within the meaning of the TSX Guidelines and “independent” using the criteria of the Canadian Securities Administrators in Multilateral Instrument 52-110 (Audit Committees) and the Nasdaq Rules.

3. The application of the definition of “unrelated director’’ to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.
Yes	The Board is responsible for determining whether or not each director is an unrelated director. To do this, the Board analyzes all material relationships of the directors with the Corporation and its subsidiaries.

The Board considers Drs. Rogers, Mermelstein, Shlevin, Snyderman, Mr. Galbraith and Ms. Clegg to be unrelated. Mr. Rieder is related by virtue of his employment with the Corporation as President and Chief Executive Officer. The Board has made its determinations on the basis of applicable rules and the evaluation of responses given by each director to questions posed with respect to his relationship with the Corporation and general independence requirements.

None of Drs. Rogers, Mermelstein, Shlevin, Snyderman, Mr. Galbraith and Ms. Clegg work in the day-to-day operations of the Corporation, are party to any material contracts with the Corporation, or receive, directly or indirectly, any fees or compensation from the Corporation other than as directors, or have any other material relationships with the Corporation (either

Guideline	Adherence	Discussion
directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). All directors, except one director, attended at least three of the four pre-scheduled Board meetings held during 2004.

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
	Yes	The Nomination Committee is responsible for identifying candidates for election to the Board and for appointment as Chief Executive Officer. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, a belief in the Corporation’s mission and strategic objectives, and a willingness to serve. The Corporate Governance Committee is responsible for establishing systems to evaluate the performance of the Board and its committees and for their assessment. All of the members of the Nomination Committee and Corporate Governance Committee are outside, non-management unrelated directors.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
	Yes	As noted above, the Corporate Governance Committee is responsible for the assessment of the Board and its committees and the contribution of individual directors.
6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	All new directors receive a record of historical public information about the Corporation, as well as the charters of the Board committees, and other relevant corporate and business information. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business and updates the Board quarterly on the Corporation’s financial and operating performance. Directors are also able to take relevant professional development courses at the Corporation’s expense.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
	Yes	The Board reviews its composition and size on a regular basis. In 2004, the Board determined that it should be comprised of between six and eight members to facilitate effective decision making. The Board feels that the eight persons proposed for nomination are qualified to carry out Board duties while presenting a diversity of views and experience. If the Board determines that it is in the best interests of the Corporation to do so, it may appoint, in accordance with the Corporation’s constating documents, up to that number of directors equal to one-third of the directors elected at the last annual general meeting of the Corporation.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.
	Yes	The Compensation Committee reviews directors’ compensation on an annual basis. In 2004, the Corporation engaged outside advisors to assist with the Compensation Committee’s review. To make its recommendation on directors’ compensation, the Committee takes into account the types of compensation and the amounts paid to directors of other publicly traded companies. See “Executive Compensation” for information about the compensation received by the directors in 2004 and to be

Guideline	Adherence	Discussion
received by directors in 2005.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.
Yes	The Board has appointed four committees:
• the Audit Committee
• the Compensation Committee
• the Nomination Committee
• the Corporate Governance Committee

The following is a brief description of each committee:

Audit Committee
This Committee has three members:
Chair: Mr. Galbraith
Members: Mr. Galbraith, Dr. Shlevin and Ms. Clegg.
This Committee met five times in 2004, and all members attended each of the meetings.

Compensation Committee
This Committee has three members:
Chair: Dr. Rogers
Members: Drs. Rogers, Mermelstein and Snyderman.
This Committee met three times in 2004, and all members attended each of the meetings.

Nomination Committee
This Committee has three members:
Chair: Dr. Rogers
Members: Drs. Rogers and Snyderman and Mr. Rieder.
This Committee met twice in 2004, and all members attended each of the meetings.

Corporate Governance Committee
This Committee has three members:
Chair: Mr. Galbraith
Members: Mr. Galbraith, Dr. Shlevin and Ms. Clegg.
This Committee met once in 2004, and all members attended the meeting.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.
	Yes	The Corporate Governance Committee is responsible for reviewing the governance principles of the Corporation, recommending any changes to these principles, developing policies and monitoring their disclosure. The Corporate Governance Committee monitors best practices among major Canadian and U.S. companies to ensure the Corporation continues to carry out high standards of corporate governance.

Guideline	Adherence	Discussion

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.
Yes	The entire Board is responsible for the overall governance of the Corporation. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The charters of the Committees of the Board of Directors are considered to be position descriptions for the directors. The CEO has overall responsibility for all Corporation operations.

The Board reviews and approves the corporate objectives that the CEO is responsible for meeting. The Board is mandated to represent the shareholders to select the right CEO, assess and approve strategic direction of the Corporation, ensure appropriate processes of risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports.

The Board has clearly defined the limits to management’s authority. The Board expects management to:
• review the Corporation’s strategies and their implementation in all key areas of the Corporation’s activities
• carry out a comprehensive planning process and monitor the Corporation’s financial performance against the plan
• identify opportunities and risks affecting the Corporation’s business and develop and implement appropriate mitigation strategies.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities, or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.
	Yes	Dr. Rogers has been appointed Chairman by the Board. Dr. Rogers is not a member of management of the Corporation and is responsible, among other things, for coordinating the activities of the unrelated directors and administering the Board’s relationship with management and the CEO. Dr. Rogers’ role is to ensure greater independence of the Board from management.

Guideline	Adherence	Discussion

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
Yes	The Audit Committee is comprised entirely of non-management and unrelated directors. All Committee members are independent as defined in Multilateral Instrument 52-110 and the Nasdaq Rules. All of the members of the Committee are financially literate. The Committee’s responsibilities are set out in its charter. The Corporation’s external auditors are retained directly by the Committee and have a direct line of communication with the Committee. The external auditors meet with the Committee on a quarterly basis and have independent discussion with the Committee without management present at these meetings. The Committee pre-approves all audit and non-audit services provided by the external auditor. Management reports to the Committee on the adequacy and effectiveness of the Corporation’s disclosure controls and systems of internal control.

The complete charter of this Committee together with the relevant education and experience of its members is found in the “Audit Committee” section of the Corporation’s Annual Information Form dated February 28, 2005.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
	Yes	Directors may hire outside advisers at the Corporation’s expense, subject to the approval of the Board or on recommendation of the Corporate Governance Committee.